UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,880,645 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,880,645 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,880,645 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378981104

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on December 16, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on March 12, 2009 (“Amendment No. 2”), as amended by Amendment No. 3 to the statement on Schedule 13D filed on July 2, 2009 (“Amendment No. 3” and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 4, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Original 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, as the case may be.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following language immediately before the last paragraph of Item 4, as amended before the date hereof:

Exchange Agreement

On August 14, 2009, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) among EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd.  At the closing (the “Exchange Closing”) of the transactions contemplated by the Exchange Agreement (the “Transactions”), the Reporting Persons will own approximately 45.9% of the combined entity.  A copy of the Exchange Agreement is attached hereto as Exhibit 10 and incorporated herein by reference.

Pursuant to the terms of the Exchange Agreement, at the Exchange Closing in exchange for (i) $35,840,988 in principal under the Tranche B Bridge Loan of EGS Corp. and (ii) all of the capital stock of EGS Corp, the Issuer shall issue to NewBridge International Investment Ltd. (“NewBridge”) and EGS Dutchco B.V. (“EGS Dutchco”) an aggregate of 33,653,446 shares of Common Stock of the Issuer.  Under certain circumstances, 9,800,000 of such shares may be non-voting.

In accordance with the terms of a letter agreement between ACOF II and the Issuer, dated August 14, 2009 (the “ACOF Letter Agreement”), a copy of which is attached hereto as Exhibit 11 and incorporated herein by reference, upon the Exchange Closing, (i) the Series A Preferred Stock and Series B Preferred Stock of the Issuer held by the Reporting Persons will be converted into 35,085,134 shares of Common Stock, (ii) existing warrants to purchase 7,500,000 shares of Common Stock, with a strike price of $6.00 per warrant and exercisable until 2018, held by the Reporting Persons will be exchanged for 1,000,000 shares of Common Stock and (iii) ACOF II has granted the Issuer the option, exercisable from the Exchange Closing until November 30, 2009, to purchase, for an aggregate purchase price of $63,750, 425,000 warrants (each to purchase one share of Common Stock) of the Issuer expiring on October 27, 2011 .

In connection with the Exchange Agreement, AYC Holdings Ltd. (“AYC”), ACOF II and Providence Equity Partners L.L.C., (“PEP”), entered into a letter agreement, dated August 14, 2009 (the “Option Letter Agreement”), a copy of which is attached hereto as Exhibit 12 and incorporated by reference herein, pursuant to which AYC granted ACOF II the option to purchase up to 51.7% of a $55 million aggregate principal amount loan made by AYC to EGS Acquisition, Inc., a wholly owned subsidiary of EGS Corp., for the Purchase Price described in the Option Letter Agreement.

The Transactions are subject to customary closing conditions, including compliance with certain requirements under The Securities Regulation Code of the Philippines, but will not require further approvals of any stockholders of either the Issuer or EGS Corp.

The responses to Item 2, Item 3 and Item 6 are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following language after the last paragraph of Item 6, as amended before the date hereof:

In connection with the Exchange Agreement, ACOF II entered into (i) a Stockholders Agreement, dated August 14, 2009, with the Issuer, EGS Dutchco, NewBridge, R. Scott Murray and Trillium Capital LLC (the “New Stockholders Agreement”), a copy of which is attached hereto as Exhibit 13 and incorporated by reference herein, and (ii) an Amended and Restated Registration Rights Agreement, dated as of August 14, 2009, with the Issuer, NewBridge, EGS Dutchco, R. Scott Murray and the other stockholders party thereto (the New Registration Rights Agreement”), a copy of which is attached hereto as Exhibit 14 and incorporated herein by reference.

The effectiveness of each of the New Stockholders Agreement and New Registration Rights Agreement is conditional upon the Exchange Closing.  Upon the effectiveness of the New Stockholders Agreement, the Stockholder’s Agreement, dated as of August 7, 2008, between the Issuer and ACOF II, shall terminate.  Certain provisions of the New Stockholders Agreement and New Registration Rights Agreement are described below.

New Stockholder’s Agreement

Under the New Stockholders Agreement:

Board Designation Rights

ACOF II has certain Board designation rights, which rights are determined by the number of shares of Common Stock owned by ACOF II and its affiliates.  Upon the Exchange Closing, ACOF II will have the right to designate three members of a 10 member Board and ACOF II shall also have the right to designate one Independent Director (as defined in the New Stockholders Agreement) to the Board.  Additionally, at the Exchange Closing the Board shall also include three directors designated by the other major stockholders of the Issuer, Paul Joubert, one independent director designated by the other major stockholders and the Chief Executive Officer of the Issuer.  At least one non-independent Board member designated by ACOF II is required for a quorum.

At any time after the Exchange Closing, if a representative of a Significant Investor (as defined in the New Stockholders Agreement) is appointed to serve on the board of directors of any subsidiary of the Issuer (other than EGS Corp., EGS Acquisition Corp. or eTelecare Global Solutions, Inc.), then ACOF II is entitled to a proportional number of board seats on such board as ACOF II has on the Board.

Right of First Offer, Tag and Drag Rights, Right of Participation

Prior to August 14, 2011, subject to certain limited exceptions, no party to the New Stockholders Agreement may Transfer (as defined in the New Stockholders Agreement) shares of Common Stock without the prior written consent of each Significant Investor, including ACOF II.  Thereafter, such securities may be Transferred subject to the “right of first offer,” and “tag along” rights contained in the New Stockholders Agreement.  In addition, the Significant Investors also have customary “drag” rights with respect to certain transactions that constitute a Change of Control (as defined in the New Stockholders Agreement).

Subject to certain limited exceptions, each Investor, including ACOF II, has a right of participation that entitles such Investor to purchase its Participation Percentage (as defined in the New Stockholders Agreement) of any Subject Securities (as defined in the New Stockholders Agreement) that the Issuer proposes to issue, sell or exchange.  In lieu thereof, upon the issuance of Common Stock upon the exercise of Public Warrants (as defined in the New Stockholders Agreement), each Significant Investor shall have a separate right of participation.

Approval Rights

The approval of the Unanimous Significant Investors (as defined in the New Stockholders Agreement) is required for the Issuer and its subsidiaries to take certain significant corporate actions.  Additionally, the approval of a Requisite Majority (as defined in the New Stockholders Agreement) is required for the Issuer and its subsidiaries to take certain significant corporate actions.

The approval of the Board, including at least one non-independent director designated by each of ACOF II and one non-independent director designated by the other major stockholders, shall be required for the approval of a budget of the Issuer for any fiscal year or a material deviation from an approved budget for any fiscal year.

Registration Rights Agreement

The New Registration Rights Agreement provides shelf, demand and piggy-back registration rights with respect to the resale of the shares of Common Stock (including shares of Common Stock issuable upon conversion of convertible securities) held by the Purchaser Holders (as defined in the New Registration Rights Agreement), including ACOF II.

The descriptions of the Exchange Agreement, the ACOF II Letter Agreement, the Option Letter Agreement, the New Stockholders Agreement and the New Registration Rights Agreement and the agreements and transactions contemplated thereby are qualified in their entirety by reference to the Exchange Agreement, the ACOF II Letter Agreement, the Option Letter Agreement, the New Stockholders Agreement and the New Registration Rights Agreement listed as Exhibits 10, 11, 12, 13 and 14 to this Schedule 13D, respectively, and incorporated herein by reference.

The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

Item 7	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended by adding the following Exhibits 10, 11, 12, 13 and 14:
Exhibit 10	Share Exchange Agreement among the Issuer, EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd., dated as of August 14, 2009.
Exhibit 11	Letter agreement between Ares Corporate Opportunities Fund II, L.P. and the Issuer, dated August 14, 2009.
Exhibit 12	Letter agreement among AYC Holdings Ltd., Ares Corporate Opportunities Fund II, L.P. and Providence Equity Partners L.L.C., dated August 14, 2009.
Exhibit 13

Stockholders Agreement, dated August 14, 2009 and effective as of the Exchange Closing, by and among the Issuer, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V., NewBridge International Investment Ltd., R. Scott Murray and Trillium Capital LLC.

Exhibit 14

Amended and Restated Registration Rights Agreement, dated August 14, 2009 and effective as of the Exchange Closing, by and among the Issuer, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V., NewBridge International Investment Ltd., R. Scott Murray and the other stockholders party thereto.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2009

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/ Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/ Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/ Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).